Exhibit 2.8
TRANSITION PERIOD TRADEMARK LICENSE AGREEMENT
between
VERIZON COMMUNICATIONS INC.
AND
FAIRPOINT COMMUNICATIONS, INC.

March 31, 2008

TRANSITION PERIOD TRADEMARK LICENSE AGREEMENT
     This TRANSITION PERIOD TRADEMARK LICENSE AGREEMENT (the “Trademark License Agreement”), effective as of March 31, 2008 (the “Effective Date”), is between Verizon Communications Inc., a Delaware corporation on behalf of itself and its Subsidiaries and Affiliates (“Licensee”), and FairPoint Communications, Inc., a Delaware corporation (“Licensor”). Licensor and Licensee being hereinafter referred to individually as a “Party” and collectively as the “Parties.”
     Whereas, Licensor is the owner of, or has a valid license to use in commerce and sublicense the use in commerce, the FAIRPOINT COMMUNICATIONS Logo as shown on the attached Schedule A and hereby made a part of this Trademark License Agreement, together with any additional and successor marks that may be adopted by Licensor during the Term and which Licensor desires to be used by Licensee (the “FAIRPOINT Mark”);
     Whereas, Licensor and Licensee have entered into the Agreement (as defined below), pursuant to which Northern New England Spinco Inc. (“Company”) will merge with and into Licensor (the “Merger”) and, at Closing of said Merger, Licensor will own all of the stock of Company;
     Whereas, after the Merger, Licensor and its Affiliates will operate the Spinco Business (as defined below) in the States of New Hampshire, Maine, and Vermont;
     Whereas, Licensor, Verizon Information Technologies Inc. (“Supplier”), Northern New England Telephone Operations Inc. and Enhanced Communications of Northern New England Inc. have entered into a Transition Services Agreement, dated as of January 15, 2007, whereby Supplier and its Affiliates will provide to Licensor, for its account and for the benefit of it and its Affiliates, certain services defined in the Transition Services Agreement (“TSA”) as “Transition Services”;
     Whereas, in connection with the Transition Services, the Parties wish to co-brand the Welcome webpages, Web Based Activation (WBA) webpage and What’s Next webpage of the online portal, the installation CD and user guide with the Co-Branded Logo shown on the attached Schedule B and hereby made a part of this Trademark License Agreement) (the “Co-Branded Logo”) to provide the services identified in Schedule D of the TSA (the “Schedule D Services”);
     Whereas, Licensee desires to obtain a nonexclusive, royalty-free license to use in commerce the FAIRPOINT Mark as part of the Co-Branded Logo, but solely as required in connection with Licensor’s receipt of the Schedule D Services, in Licensor’s conduct of the Spinco Business during the term of the TSA; and
     Whereas, Licensor is willing to grant Licensee the aforementioned license to use in commerce the FAIRPOINT Mark as part of the Co-Branded Logo, but solely as required in connection with the provision of Schedule D Services during the term of the TSA, upon the following terms and conditions.

     Now, therefore, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1. Definitions.
Capitalized terms used but not defined herein have the meanings assigned to them in the Agreement or in the Intellectual Property Agreement (as defined below). Other capitalized terms, as used herein, have the meanings set forth below or in the body of this Trademark License Agreement.
(a)	“Affiliate” means any Person who, directly or indirectly, controls, is controlled by or is under common control with the relevant Party.

(b)	“Agreement” means the Agreement and Plan of Merger dated as of January 15, 2007 by and among Verizon Communications Inc., Northern New England Spinco Inc. and FairPoint Communications, Inc., as amended.

(c)	“Claim” is defined in Section 9 of this Trademark License Agreement.

(d)	“Co-Branded Logo” is defined in the Preamble to this Trademark License Agreement.

(e)	“Closing” is defined in the Agreement.

(f)	“Company” is defined in the Preamble to this Trademark License Agreement.

(g)	“Dispute” is defined in Section 12 of this Trademark License Agreement.

(h)	“FAIRPOINT License” is defined in Section 13(a) of this Trademark License Agreement.

(i)	“FAIRPOINT Mark” is defined in the Preamble to this Trademark License Agreement.

(j)	“Intellectual Property Agreement” means the Intellectual Property Agreement to be entered into as of the Closing by and among Licensor, Licensee and Company.

(k)	“Person” is defined in the Agreement.

(l)	“Standards” is defined is Section 5(a) of this Trademark License Agreement.

(m)	“Spinco Business” is defined in the Agreement.

(n)	“Subsidiaries” is defined in the Agreement.

(o)	“Term” is defined in Section 13 of this Trademark License Agreement.

(p)	“Trademarks” means trademarks, brand names, trade names, service marks, domain names, URLs, designs, graphics, logos and other indicia of origin of good/services, and any and all registrations and applications for registrations pertaining thereto, and all goodwill associated therewith.

(q)	“Transition Services Agreement” or “TSA” is defined in the Preamble to this Trademark License Agreement.

(r)	“Unauthorized Use” is defined in Section 7(a) of this Trademark License Agreement.
2.	Grant of Licenses and Rights.
(a)	Licensor hereby grants to Licensee a personal, royalty-free, nonexclusive and nontransferable limited right and license to use in commerce the FAIRPOINT Mark solely as part of the Co-Branded Logo in connection with the provision of Schedule D Services for the duration of the Term in accordance with and subject to the following terms and conditions:

(b)	Scope of Use:

Licensee shall not conduct any business, other than in connection with the provision of Schedule D Services using the FAIRPOINT Mark as part of the Co-Branded Logo.

(c)	Scope of Rights & Licenses:

Except and to the extent expressly set forth in Section 2 of this Trademark License Agreement, Licensee agrees that no other rights or licenses, express or implied, are granted hereunder under any other Intellectual Property of Licensor or its Affiliates.
3.	Covenants Regarding Licensee Infringement and Transfer Taxes.
(a)	Licensor agrees and covenants that, in the event Licensor and/or its Affiliates are aware of any alleged infringement or misappropriation or nonlicensed use by Licensee during the Term of any Trademarks owned by Licensor or its Affiliates, or controlled and able to be licensed by Licensor or its Affiliates, and not otherwise licensed by the Licensee hereunder, , Licensor shall promptly provide written notice to Licensee detailing the grounds for such alleged infringement, misappropriation or nonlicensed use, and shall provide the Licensee ten (10) calendar days from date of notice to cure such alleged infringement, misappropriation or nonlicensed use prior to instituting or bringing any suit, action or claim. In the event the Parties are unable to resolve such alleged infringement, misappropriation or nonlicensed use within such ten (10) calendar days of the date of written notice to Licensee, Licensor and/or its Affiliates may seek to enforce such Trademarks; provided, however, nothing contained herein shall be deemed to be a waiver of any rights of Licensor or any of its Affiliates or prevent Licensor or any of its Affiliates from seeking immediate injunctive relief.

(b)	The provisions of the Tax Sharing Agreement shall be applicable and shall govern the responsibility of the Parties for all Taxes imposed by any Governmental Authority with respect to the transactions contemplated by or taken in connection with this Trademark License Agreement.
4.	Inspection and Quality Control.
(a)	Licensor has the right to control the quality of Schedule D Services provided by Licensee in connection with the use of the FAIRPOINT Mark as part of the Co-Branded Logo as specifically described herein.

(b)	Licensee agrees that Licensee’s use of the Co-Branded Logo shall conform to the Standards as developed by the Parties (as defined in Section 5(a) below) and that the nature and quality of Schedule D Services provided by Licensee shall be of at least the quality of the products and services provided by Licensee immediately prior to the Effective Date. Licensee acknowledges that the maintenance of the quality for these purposes is of the essence of this Trademark License Agreement and that Licensee shall not provide goods or services in association with the FAIRPOINT Mark that do not meet such quality.

(c)	Licensee agrees to reasonably cooperate with Licensor in facilitating Licensor’s control of the nature and quality of Schedule D Services provided by Licensee under or in association with the use of the Co-Branded Logo and to permit reasonable, periodic inspections of such Schedule D Services, upon reasonable prior written notice and during regular business hours, by Licensor, to the extent reasonably necessary to verify Licensee’s compliance with the quality control provisions set forth herein. Such inspection shall be at Licensor’s expense.
5.	Form of Use of FAIRPOINT Mark.
(a)	Licensee agrees and covenants that the style of use of the Co-Branded Logo shall be in the form and style conforming to the Verizon and FairPoint Co-Branding Standards developed by the Parties (the “Standards”), the current version of which is attached as Schedule C hereto and hereby made a part of this Trademark License Agreement. The Standards may be amended, modified or supplemented from time to time by the Parties agreeing in writing.

(b)	Licensee also agrees that, to the extent reasonably practical, Licensee shall cause to appear in connection with the FAIRPOINT Mark such legends, markings and notices as Licensor may reasonably require in order to give appropriate notice of any trademark rights therein. Licensee shall submit to Licensor for review and approval, at least five (5) business days prior to proposed use, any new materials in which the FAIRPOINT Mark is used; provided, however, once such new materials are approved by Licensor, no further approval shall be required for further proposed uses during the Term to the extent such approved materials remain substantially the same as approved. Licensee shall not publish, distribute or use in commerce any such new materials without the prior written approval of the following representative of Licensor; provided that, such use shall be deemed approved if no response is received from Licensor within such five (5) business day period. A “writing” shall be deemed to include a communication by fax, email or other digital means to the extent it is confirmed by paper media delivered to the receiving Party within one business day of the digital communication. Communications to Licensor under this Section shall be sent to:
Rob Thompson
Director of Advertising & Brand Management
FairPoint Communications, Inc.
521 East Morehead St., Suite 250
Charlotte, NC 28202
rjthompson@fairpoint.com
704-227-3633
(d)	The Parties agree that Licensee may not use the FAIRPOINT Mark and the Co-Branded Logo in connection with goods or services associated with any other third party owned Trademarks without the prior written approval of Licensor, which approval may be withheld by Licensor at its sole discretion.
6.	Ownership and Goodwill.
(a)	Licensee acknowledges that, as between Licensor and Licensee, Licensor (or its licensor) is the sole and exclusive owner of rights in the FAIRPOINT Mark, and Licensee undertakes not to challenge the validity of the FAIRPOINT Mark, or any confusingly similar trademarks, service marks, trade names or domain names, or Licensor’s registration and ownership of the FAIRPOINT Mark, or any confusingly similar trademarks, service marks, trade names or domain names, and agrees that Licensee will do nothing inconsistent with such ownership.

(b)	Licensee further acknowledges and agrees that all use of the FAIRPOINT Mark by Licensee and all goodwill developed therefrom shall inure to the benefit of and be on behalf of Licensor (or its licensor). Licensee agrees that nothing in this Trademark License Agreement shall give Licensee any right, title or interest in or to the FAIRPOINT Mark other than the limited right to use the FAIRPOINT Mark in the manner expressly permitted by this Trademark License Agreement

(c)	Licensee agrees that Licensee will not utilize the FAIRPOINT Mark or any similar trademarks, service marks, trade names or domain names, except as expressly permitted hereunder. Licensee agrees that it will not hereafter seek registration of the FAIRPOINT Mark, the Co-Branded Logo or any confusingly similar trademarks, service marks, trade names or domain names in Licensee’s name. Licensor agrees that it will not hereafter seek registration of the Co-Branded Logo or any confusingly similar trademarks, service marks, trade names or domain names in Licensor’s name. Licensee agrees to cooperate reasonably with Licensor, at Licensor’s expense, in the procurement of any registration of the FAIRPOINT Mark which Licensor may choose to undertake at Licensor’s sole discretion, including, but not limited to supplying evidence of use of the FAIRPOINT Mark to Licensor.
7.	Infringement.
(a)	In the event that Licensee becomes aware of any unauthorized use of the FAIRPOINT Mark, or of any uses of confusingly similar trademarks, service marks, trade names or domain names, on or in connection with the marketing, advertising or provision of similar products or services in the Territory (each, an “Unauthorized Use”), Licensee shall promptly provide Licensor with written notice thereof.

(b)	Licensor shall have the right, but not the obligation, to challenge and attempt to eliminate each Unauthorized Use. Licensee, at Licensor’s expense, shall reasonably cooperate with Licensor in investigating, prosecuting and settling any infringement action instituted by Licensor against any person or entity engaging in an Unauthorized Use. Licensor may bring an action in the name of Licensor alone or in the name of both Licensor and Licensee with counsel of Licensor’s choosing but at Licensor’s expense.

(c)	Licensee shall not have the right to prosecute or settle an infringement action against any person or entity who engages in an Unauthorized Use, and Licensee shall not contact or take any other action against any person or entity who engages in an Unauthorized Use without Licensor’s prior written consent.

(d)	Any recovery obtained in connection with or as a result of any infringement action contemplated under this Section 7, whether by settlement or otherwise, shall be retained solely by Licensor.
8.	Filing, Prosecution and Maintenance.
(a)	Licensor shall be responsible for and shall use commercially reasonable efforts, with Licensee’s cooperation and assistance, to file, prosecute and maintain during the Term all trademarks and domain names and related registrations and registration applications for the FAIRPOINT Mark at Licensor’s cost and expense, to the extent that Licensee is then currently using such FAIRPOINT Mark. Licensor shall have sole and exclusive discretion regarding the filing, prosecution and maintenance of any related registrations and registration applications for the FAIRPOINT Mark, including whether to file, prosecute or maintain such registrations or registration applications. Except and to the extent expressly provided herein, nothing contained in this Trademark License Agreement shall be construed as:
     (i) requiring the securing or the maintaining of any Intellectual Property protection for the FAIRPOINT Mark, except and to the extent expressly set forth above;
     (ii) a warranty or representation as to the validity or scope of the FAIRPOINT Mark;
     (iii) an agreement to bring or prosecute actions or suits against third parties for Unauthorized Use; or
     (iv) conferring by implication, estoppel or otherwise any license or other right under any other Intellectual Property, except as and to the extent expressly granted herein.
9.	Indemnification.
(a)	Licensor shall indemnify and hold harmless Licensee and its officers, directors, stockholders, employees and agents from and against any and all losses, claims, damages, liabilities, obligations, penalties, judgments, awards, costs, and expenses, including without limitation the costs and expenses (including reasonable attorney’s fees), as and when incurred, of investigating, preparing or defending any action, suit, proceeding or investigation asserted by a third party (collectively “Claims”) arising from or related to (i) use of the FAIRPOINT Mark in connection with the Schedule D Services provided by Licensee or (ii) use of the FAIRPOINT Mark as part of the Co-Branded Logo. It is understood and agreed that if a third party asserts a trademark infringement or dilution claim arising from or related to the use of the FAIRPOINT Mark by Licensee, Licensor, in its sole discretion, shall have the right to immediately cancel/terminate the license granted hereunder as to the FAIRPOINT Mark, subject to a reasonable phaseout period.
10.	Representations and Warranties; Limitation of Liability.
(a)	Licensor warrants and represents that Licensor has the right to grant the rights and licenses granted herein and to enter into this Trademark License Agreement.

(b)	Licensee warrants and represents that Licensee has the right to enter into this Trademark License Agreement.

(c)	EXCEPT FOR THE EXPRESS WARRANTIES OF SECTIONS 10(a) AND (b) OF THIS TRADEMARK LICENSE AGREEMENT, THERE ARE NO OTHER WARRANTIES, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE (EVEN IF LICENSOR

HAS BEEN MADE AWARE OF SUCH PURPOSE) AND ANY WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY WITH RESPECT TO THE FAIRPOINT MARK.

(d)	EXCEPT FOR LICENSOR’S OBLIGATIONS FOR INDEMNIFICATION AS SET FORTH IN THIS TRADEMARK LICENSE AGREEMENT, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR ANY INDIRECT DAMAGES, INCLUDING ANY LOST PROFITS, OR OTHER INCIDENTAL, SPECIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATED TO THIS TRADEMARK LICENSE AGREEMENT, INCLUDING, BUT NOT LIMITED TO, THE USE IN COMMERCE OF THE FAIRPOINT MARK IN THE PROVISION OF SCHEDULE D SERVICES OR AS PART OF THE CO-BRANDED LOGO OR ANY PORTION THEREOF DURING THE TERM.
11.	Assignment of Goodwill.
Licensee agrees to and does hereby assign to Licensor (or its licensor) any and all goodwill Licensee may accrue through any use it may make or have made of the FAIRPOINT Mark after the Effective Date.
12.	Dispute Resolution.
If any dispute, controversy, claim, question or difference (a “Dispute”) arises with respect to this Trademark License Agreement, or the performance or alleged breach, termination or validity thereof, or any term thereof, the Licensor and Licensee shall use their reasonable commercial efforts to settle the Dispute. To this end, each of the Licensor and Licensee will nominate one senior officer of the rank of assistant vice president, executive director or higher as its representative for purposes of attempting to resolve the Dispute. These representatives will meet in person and will attempt in good faith to resolve the Dispute. Such representatives will have ten (10) business days (from the date on which either Party delivers written notice of the Dispute) to resolve any Dispute to the mutual satisfaction of the Parties. If the Dispute is not so resolved, either Party may bring a legal action in accordance with the Agreement. Notwithstanding the foregoing, nothing contained herein shall prevent either party from terminating/canceling this Trademark License Agreement or from obtaining appropriate injunctive relief to prevent a continuing breach of this Trademark License Agreement.
13.	Term and Termination.
(a)	The term of this Trademark License Agreement, including the right and license to Licensee to use the FAIRPOINT Mark in the provision of Schedule D Services, including as part of the Co-Branded Logo, (the “FAIRPOINT License”) shall continue until the expiration, cancellation or termination of the Schedule D Services (the “Term”) unless otherwise terminated in accordance with one of the provisions below.

(b)	This Trademark License Agreement may be terminated at any time by mutual written agreement of the Parties.

(c)	This Trademark License Agreement shall automatically terminate upon termination of the TSA.

(d)	This Trademark License Agreement may be terminated:
     (i) By Licensor in the event of any material breach of any provision of this Trademark License Agreement by Licensee. Licensor shall provide written notice to Licensee detailing the grounds for such breach, including anticipatory breach, and shall provide Licensee ten (10) calendar days from date of notice to cure such breach or, if such breach is not capable of being cured within such ten (10) calendar days, to cure such breach as soon thereafter as reasonably practicable provided diligent efforts have been commenced within such ten (10) calendar days and continue uninterrupted thereafter to cure such breach. In the event Licensee is unable to cure such breach (or commence cure as provided in the preceding sentence) within such ten (10) calendar days of the date of written notice to Licensee or the Parties are unable to otherwise resolve such breach within such ten (10) calendar days of the date of written notice to Licensee, Licensor and/or its Affiliates may immediately terminate/cancel any and all rights and licenses granted for the FAIRPOINT Mark, including pursuant to this Trademark License Agreement; provided, however, nothing contained herein shall be deemed to be a waiver of any rights of Licensor or any of its Affiliates or prevent Licensor or any of its Affiliates from seeking immediate injunctive relief or other remedies. The foregoing shall be in addition to any other rights and remedies available to Licensor.
     (ii) Immediately, by Licensor, if Licensee voluntarily files for bankruptcy or makes an assignment for the benefit of its creditors, or an involuntary assignment or bankruptcy petition is made or filed against Licensee and either the relevant proceeding has not been stayed or dismissed within ninety (90) calendar days or any of the actions sought in such proceeding (including the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official) is granted in whole or in part.
     (iii) By Licensee, for any reason, upon thirty (30) days prior written notice to Licensor.
14.	Effect of Termination.
(a)	Upon any termination of this Trademark License Agreement, all rights of Licensee to use the FAIRPOINT Mark in the manner provided for in this Trademark License Agreement shall revert automatically to Licensor, and Licensee shall immediately discontinue all use of the FAIRPOINT Mark.

(b)	Licensor’s right of termination under Section 13 is in addition to any other rights it may have under this Trademark License Agreement or otherwise and the exercise of a right of termination will not be an election of remedies. Sections 14 and 15 shall not limit or affect any other rights or causes of action Licensor may have with respect to Licensee and shall not act as a release of Licensee from any liability for breach of Licensee’s obligations under this Trademark License Agreement.
15. Specific Performance.
Licensee agrees that Licensor may be irreparably damaged in the event any of the provisions of this Trademark License Agreement are not fully performed by Licensee in accordance with their specific terms or are otherwise breached by Licensee and that in such event money damages would be an inadequate remedy for Licensor. Accordingly, Licensee agrees that Licensor shall be entitled to seek an immediate injunction to prevent any breaches, including anticipatory or further breaches, of the provisions of this Trademark License Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any federal, state or foreign court having jurisdiction, in addition to any other remedy to which Licensor may be entitled at law or in equity. It is understood between the Parties that, in addition to the injunctive relief mentioned above, Licensor shall be entitled to any other relief which may be deemed proper and customary, whether at law or in equity, as of the time such relief is sought.
16.	Miscellaneous.
(a)	Successors and Assigns. This Trademark License Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Notwithstanding anything to the contrary, Licensee may, upon prior notice to Licensor assign, without the consent of Licensor, any of its rights and obligations hereunder to any Subsidiary or Affiliate of the Licensee that is actually providing the Schedule D Services, provided that such Subsidiary or Affiliate agrees in writing to be bound by the terms and conditions of this Trademark License Agreement. This Trademark License Agreement shall be freely assignable and transferable by Licensor.

(b)	Survival. The provisions of Sections 6, 7(b), (c) and (d), 8, 9, 10(c), 11, 13, 14, 15 and 16 shall survive the termination, cancellation or expiration of this Trademark License Agreement and continue in full force and effect thereafter.

(c)	Except and to the extent expressly provided herein, the provisions of Article XI (Miscellaneous) of the Merger Agreement shall apply to this Trademark License Agreement and such provisions are expressly incorporated herein; provided, however, in the event of conflict between the provisions of this Trademark License Agreement and the Merger Agreement, the provisions of this Trademark License Agreement shall take precedence.
Signature Page Follows

     IN WITNESS WHEREOF, each of the Parties has caused this Trademark License Agreement to be executed in duplicate originals by its duly authorized representatives as of the Effective Date.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Dierckson

Name:	John W. Dierckson
Title:	Executive VP-Strategy, Planning and Development
Date:	March 31, 2008

FAIRPOINT COMMUNICATIONS, INC.

By:	/s/ Shirley J. Linn

Name:	Shirley J. Linn
Title:	Executive Vice President
Date:	3 – 31 – 08
[Signature Page to the Transition Period Trademark License Agreement]

Explanatory Note Regarding Schedules
     The following schedules were omitted pursuant to Item 601 (b)(2) of Regulation S-K. FairPoint agrees to furnish a copy of the omitted schedules to the SEC upon request.
Transition Period Trademark License Agreement, dated as of March 31, 2008, by and between FairPoint Communications, Inc. and Verizon Communications Inc.
•	Schedule A – FairPoint Mark

•	Schedule B – Co-Branded Logo

•	Schedule C – Verizon and FairPoint Co-Branding Standards